Exhibit 12.1

GRAN TIERRA ENERGY INC.

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our earnings were insufficient to cover fixed charges for the three months ended March 31, 2015, and the year ended December 31, 2014. The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 2013, 2012, 2011 and 2010, and our deficiency of earnings available to cover fixed charges for the three months ended March 31, 2015, and the year ended December 31, 2014.

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Fixed charges:
Interest expense	$-	$-	$-	$-	$1,604	$-
Interest portion of rental expense	4	18	21	27	31	24
Total fixed charges	$4	$18	$21	$27	$1,635	$24

Earnings:
(Loss) income before income taxes	$(45)	$(17,134)	$309,284	$196,349	$266,875	$121,654
Fixed charges per above	(4)	(18)	(21)	(27)	(1,635)	(24)
Earnings	$(49)	$(17,152)	$309,263	$196,322	$265,240	$121,630

Ratio of earnings to fixed charges	-	-	14,727	7,271	162	5,068
Deficiency of earnings available to cover fixed charges	$(53)	$(17,170)